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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
MAR 15 2002
WASH. D.C.
363

SEC FILE NUMBER
8- 36343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atlantis Investment Company Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Parsippany Blvd

(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conroy Smith & Co

(Name — if individual, state last, first, middle name)

385 Prospect Ave (Address) Hackensack (City) NJ (State) 07601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Anne K Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantis Investment Company Inc., as of December 31, ~~19~~x2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders
Atlantis Investment Company, Inc.

We have audited the accompanying statements of financial condition of Atlantis Investment Company, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantis Investment Company, Inc. as of December 31, 2001 and 2000, and the results of its operations, its changes in stockholders' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

January 23, 2002
Hackensack, NJ

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 17,109	$ 18,838
Commissions receivable	19,077	25,545
Prepaid expense	125	-
Secured demand note	100,000	100,000
Fixed assets:		
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization; $153,893 in 2001 and $131,134 in 2000	6,400	26,218
Deposits	8,100	8,100
Total assets	$150,811	$178,701

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Accounts payable and accrued expenses	$ 81,647	$ 81,345
Commitments and contingent liabilities:		
Subordinated borrowings	$100,000	$100,000
Stockholders' equity:		
Common stock - par value $.10, authorized 10,000 shares; issued and outstanding 9,960 shares	$ 170	$ 170
Additional paid-in-capital	865,017	665,017
Treasury stock	(4,600)	(4,600)
Accumulated deficit	(891,423)	(663,231)
Total stockholders' equity	($ 30,836)	($ 2,644)
Total liabilities and stockholders' equity	$150,811	$178,701

See the accompanying notes to financial statements.

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Income:		
Research services	$153,981	$211,276
Commissions	158,212	117,545
Other income	34	-
Interest and dividends	1,559	1,901
	$313,786	$330,722
Expenses:		
Employee compensation and benefits	$262,284	$202,447
Communications	42,266	53,326
Occupancy	70,501	72,425
Taxes, other than income	21,366	17,908
Other operating expenses	145,561	112,484
	$541,978	$458,590
Net income (loss) before income taxes	($228,192)	($127,868)
Provision for income taxes	-	-
Net (loss)	($228,192)	($127,868)

See the accompanying notes to financial statements.

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	($.10 Par Value) Common Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2000	$170	($4,600)	$515,017	($535,363)	($ 24,776)
Capital contributions	-	-	150,000	-	150,000
Net (loss)	-	-	-	(127,868)	(127,868)
Balance, December 31, 2000	$170	($4,600)	$665,017	($663,231)	($ 2,644)
Capital contributions	-	-	200,000	-	200,000
Net (loss)	-	-	-	(228,192)	(228,192)
Balance, December 31, 2001	$170	($4,600)	$865,017	($891,423)	($ 30,836)

See the accompanying notes to financial statements.

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities		
Net income (loss)	($228,192)	($127,868)
Adjustments to reconcile net income (loss) to net cash:		
Depreciation and amortization	22,758	23,592
Decrease (increase) in commissions receivable	6,468	(18,209)
(Increase) decrease in prepaid expense	(125)	-
(Decrease) increase in accounts payable and accrued expenses	302	(18,333)
Decrease in accounts receivable - other	-	1,163
Net cash (used in) operating activities	($198,789)	($139,655)
Cash Flows From Investing Activities		
Purchase of fixed assets and leasehold improvements	($ 2,940)	-
Net cash used in investing activities	($ 2,940)	-
Cash Flows From Financing Activities		
Additional contribution by shareholder	$200,000	$150,000
Net cash provided by financing activities	$200,000	$150,000
Net (decrease) increase in cash and cash equivalents	($ 1,729)	$ 10,345
Cash and cash equivalents, January 1	18,838	8,493
Cash and cash equivalents, December 31	$ 17,109	$ 18,838

See the accompanying notes to financial statements.

ATLANTIS INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Description of Business

The company sells investment research services.

In 1987, the company became a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ATLANTIS INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. Fixed Assets

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining term of the lease.

A summary of property, equipment and leasehold improvements is as follows:

	2001	2000
Property and equipment	$151,906	$148,965
Leasehold improvements	8,387	8,387
	$160,293	$157,352
Less: Accumulated depreciation and amortization	(153,893)	(131,134)
	$ 6,400	$ 26,218

Depreciation and amortization expense totaled $22,758 and $23,592 for the years ended December 31, 2001 and 2000, respectively.

Note 3. Commitments

During 1999 the company entered into a new agreement for office space for a seven year period ending May 31, 2006 at a minimum annual rental of $69,290 with a provision for annual increases in each of the succeeding years.

Note 3. Commitments (Continued)

Actual rental expense for the years ended December 31, 2001 and 2000 was $70,501 and $72,425, respectively.

Minimum future rental payments under this non-cancellable lease are as follows:

Year Ended	Amount
2002	$ 69,290
2003	69,290
2004	72,254
2005	74,360
2006	74,360
	$359,554

Note 4. Net Capital Requirements

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the company has net capital of $54,535 which was $49,092 in excess of its required net capital. The company's net capital ratio was 1.5 to 1.

Note 5. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2001, are listed in the following:

Secured demand note collateral agreement, 0%, due May 1, 2002	$100,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid. It is the company's intention to renew the secured demand note collateralizing agreements due May 1, 2002.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

Schedule I

ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

Net Capital

Total stockholders' equity		($ 30,836)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		$ 69,164
Deductions and/or charges:		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$6,400	
Other assets	8,225	(14,625)
Net capital before haircuts on securities positions		$ 54,539
Haircuts on securities:		
Trading and investment securities:		
Other securities		(4)
Net capital		$ 54,535

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 5,443
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 49,092

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 81,647
Percent of aggregate indebtedness to net capital	150.0

Schedule II

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CREDITORS

AS OF DECEMBER 31, 2001

There was no change in liabilities subordinated to the claims of general creditors.

Schedule III

ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule IV

ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

Schedule V

ATLANTIS INVESTMENT COMPANY, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

	Unaudited Filing	Audited Filing	Increase (Decrease)
Total capital	$69,164	$69,164	-
Deductions:			
Non-allowable assets and haircuts on securities	14,629	14,629	-
Net capital	$54,535	$54,535	-

There are no material differences between the computation presented above and Firms X-17a(5) Part II(A) filing.

CONROY, SMITH & CO.
certified public accountants

To the Directors and Shareholders
Atlantis Investment Company, Inc.

We have audited the financial statements of Atlantis Investment Company, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 23, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention that would cause us to believe that the exemptive provisions of Rule 15c3-3 were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 and should not be used for any other purpose.

Conroy, Smith & Co.

January 23, 2002
Hackensack, NJ

ATLANTIS INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001 AND 2000